

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Liu Changzhen, Chairman of the Board
China Ginseng Holdings, Inc.
64 Jie Fang Da Road
Ji Yu Building A, Suite 1208
Changchun City, China

> **Re: China Ginseng Holdings, Inc.**
> **Amendment No. 1 to Form 10-12g**
> **Filed November 10, 2010**
> **File No. 000-54072**

Dear Mr. Changzhen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12g

General

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

1. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

2. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

3. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    c) the nature of his or her contractual or other relationship to you;
    d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

4. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

    a) the name and address of the accounting firm or organization;
    b) the qualifications of their employees who perform the services for your company;
    c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    d) how many hours they spent last year performing these services for you; and
    e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

5. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

      a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

      b) how many hours they spent last year performing these services for you; and

      c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

6. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Item 1. Business, page 2

Organization, page 2

7. We partially reissue comment five of our letter dated September 3, 2010. Please describe the risks this default presents with respect to your business, and operations. We note the statement that you expect to pay this debt from future profits; however, we note that the interest has accrued since 2009, that the debt is secured by the assets of the company, that revenues have decreased in the year ended June 30, 2010, and that for the year ended June 30, 2010 you had a net loss of $648,727. Please remove the reference to future profits or provide the basis for this statement.

8. Please provide the basis for the statement that you plan on paying the debt that is currently in default from future profits. We note that the company has had net losses to date.

9. We note that the agreement not to call the loan is a verbal agreement. Please file a written description of the contract. For guidance, see Question 146.04 of the Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

10. We note the loan agreement attached as Exhibit 10.15 and your response in the last paragraph of page two and the third paragraph of page 31 to comment five of our letter dated September 3, 2010. Please summarize the material terms of the loan due to Ji'An City Qingshi Credit Cooperatives. For example, describe the original principal amount of the loan in US dollars, and the interest rate.

11. Please reconcile your statement in the third paragraph under Commitments and Contingencies on page 31 that "[i]nterest is currently being paid on the loan" and your statement in the last paragraph of page two where you state that "[i]nterest was paid only

through 2009 and has been accrued since then." Also, reconcile both of these statements with the disclosure in the last paragraph on page 2 that "no interest payments are required" pursuant to the verbal agreement.

12. We reissue comment seven of our letter dated September 3, 2010. Please provide clear disclosure throughout the registration statement to clearly indicate those aspects of your business that are operational and those that have not yet commenced. For instance, you refer to Ganzhi as "producing Ginseng juice sold in cans" and to Tonghua as "growing grapes and producing wine." These businesses do not appear to be operational and generating revenues yet. This is also inconsistent with your supplemental response, which stated all businesses are operational. Please reconcile.

13. We note your response to comment eight of our letter dated September 3, 2010. Please advise us as to why the certificate certifying Yanbian as a "Foreign-Owned Enterprise wholly-owned by [you]" is dated prior to your acquisition of the 45% interest from Huaxing Ginseng. See the first bullet point on page two and Exhibit 10.12.

14. We reissue comment nine of our letter dated September 3, 2010. Please provide the material terms of the agreement to purchase the production factory in connection with your planned ginseng beverage business. In addition, we note that Exhibit 10.16 refers to the facilities to be acquired "originally" and the agency commission that was originally to be paid by party A. It appears that there was an original agreement between the parties. Please file that agreement as an exhibit, in addition to this agreement.

15. Please reconcile the statement that the first payment to purchase the production factory must be made on June 24, 2010, with Exhibit 10.16, which appears to indicate a different payment plan.

16. Please disclose the material terms of the contract to lease the refrigerated warehouse.

17. We note your response to comment 11 of our letter dated September 3, 2010 where you state that your contract for wine production is an oral agreement. Please reconcile this response with Exhibit 10.13 and your disclosure in the last paragraph of page eight that you have a written agreement with Jinyuanshan Winery. In addition, as previously requested, please disclose the material terms.

18. Please reconcile your statements in the second paragraph of page four that you "will be producing wine" and that you "commenced production of wine in August 2010". Furthermore, please clarify the type of wine that you will pay Jinyuanshan Winery RMB 1.5 for processing.

19. We note that Yisheng Foreign Trade Company, Heilongjian YiKangYuan Trade Company, Wang Chunjiang, and Xu Hong Yi each accounted for more than 10% of

revenues. Please disclose the material terms of any agreements with these customers and file any agreements with these customers as exhibits.

Ginseng Business, page 5

General

20. We note that you are no longer selling fresh ginseng. Please clarify whether you are selling any ginseng, or whether all ginseng will be reserved for the ginseng beverage business. To the extent that you plan on continuing to sell any ginseng in the future, please provide a clear disclosure of this aspect of your business as required by Item 101(h)(4) of Regulation S-K.

21. In addition, we note the planned significant change in focus to the ginseng beverage business. Provide clear disclosure throughout the registration statement as to the material change in business and the associated risks to your business and operations. Provide clear disclosure that past revenues and other financial results will not provide a meaningful basis for future performance given the material change in your business.

22. We note the removal of the disclosure regarding the distributors. Please add back such disclosure. Based upon the current operations of the company, these were material to your company for the financial statements presented.

23. We reissue comment 15 from our letter dated September 3, 2010. Please disclose the material terms of the agreements with your distributors. In addition, please reconcile the statement on page five that you had oral agreements with your distributors with the disclosure in your response to comment 15 that you had agreements with your distributors. Lastly, please file the agreements with your material distributors. Your response to comment 15, which directed us to exhibit 10.14, is not responsive to this comment, as that distribution agreement relates solely to your planned beverage business.

Sources and Availability of Raw Materials, page 5

24. We note that you have revised the second paragraph in this section to state that you have only developed 3% of your land resources, rather than one-third. This would appear to suggest that you have only developed 111 acres of land for ginseng production. Please revise or advise.

25. We note your revised disclosure, in the last paragraph of page 5, in response to comment 17 of our letter dated September 3, 2010 and reissue that comment in part. Please clarify the statement that you purchased "approximately 72.5% of our needs from farmers." Please also revise to clarify how the 27.5% of your ginseng needs not purchased from farmers was produced and acquired.

26. Please revise to clarify your statement in the last paragraph of page five that you pay your farmers a premium of $3.00 for every extra kilo they produce above the quotas you have set. For example, it is unclear whether this premium is in addition to the market price you pay the farmers for the ginseng they produce. Exhibit 10.5 does not reflect this as a separate fee. Instead it states that you pay the farmer "20 RMB per kilo for any excess quantities above 2kg/square feet." If the described amount is not paid in addition to the market price per kilo, please clarify how this amount constitutes a "premium." In addition, you refer to the lease amount as 1.5 RMB per square meter, but exhibit 10.5 provides for a contracting fee of 10 RMB per square meter. Please reconcile.

27. Please reconcile your statements in the last paragraph of page five that you pay market price to the farmers described, but in 2009 paid them a price "90% of current market price".

28. Please clarify the length of time fresh ginseng can be placed in refrigerated storage and still be used in the production of your ginseng beverages.

Ginseng Juice Sold in Cans, page 6

29. We note your statement regarding your production of "organic" fresh ginseng drinks in the last paragraph of page six. Please revise your discussion of your ginseng farming techniques to provide additional detail on your "organic" farming techniques and how you plan on ensuring the farmers growing the ginseng comply with the "organic" requirements. Lastly, we note the references to fertilizer and pesticides on page 25. Please explain how your ginseng harvests have been organic given these costs.

30. We note your reference to your wine and its pricing in the first paragraph of page seven. It is unclear why you include this information here. Please move this reference to the appropriate location under Wine, starting on page eight.

31. Please identify the competitors, referenced in the second sentence of the second paragraph of page seven, whose labels indicate that they use extraction of ginsenoside to produce their ginseng beverage products. Provide clear disclosure, if true, that other competitors use an extraction method similar to the company.

Distribution Methods, page 7

32. We reissue comment 20 from our letter dated September 3, 2010. Please provide a more detailed discussion of the planned distribution method for your planned ginseng drink business and the planned wine business. See Item 101(h)(ii) of Regulation S-K. Describe in greater detail the distribution network and disclose the material terms of the distribution agreements. Please file as exhibits any material distribution agreements, as the form of the agreement filed as exhibit 10.14 omits several material terms.

33. Please clarify whether the binding agreements listed on page eight also apply to your distribution of wine. For example, the last three paragraphs on page seven give the impression that the Distribution Methods section addresses both ginseng and wine distribution, but the last paragraph under Distribution Methods on page nine appears to indicate that you have no binding agreements for the distribution of wine.

34. Please provide a more detailed discussion both in this section and in the section discussing your planned wine business, to provide more specificity regarding the time frame for implementing each stage of business development, when you plan to commence selling your proposed products, the expected costs, and the anticipated source(s) of funding.

Wine, page 8

35. Please clarify the duration of your contract with Jinyuanshan Winery. In addition, the contract only provides for Jinyuanshan Winery producing two types of wine. Your disclosure refers to three different wines. Please reconcile.

36. As previously requested in comment 22 from our letter dated September 3, 2010, please explain how you arrived at the prices for your wine when you have not yet commenced production.

37. We note your response to comment 24 of our letter dated September 3, 2010 and reissue that comment in part. Please provide additional details on how you reserved the 965 tons of grape juice for fermentation, how many tons, if any, of fermented grape juice you currently have and details concerning the harvesting cycle of grapes. In this regard, also address the sale of your 2008 grape harvest as described in the first paragraph of page 25.

38. Please revise to include a statement regarding the suitability and adequacy of the land you currently use to grow grapes, particularly in terms of production capacity. See Item 102 of Regulation S-K.

Intellectual Property, page 10

39. We note your response to comment 25 of our letter dated September 3, 2010 and reissue that comment in part. Please provide a clarification as to what these certifications mean. Also, clarify the renewal process. Lastly, if true, please also specify that SFDA approval is required for you to sell your American Ginseng Beverage. See the fourth paragraph of this section on page 10.

Regulatory Environment, page 10

40. We note your statement in the last sentence of the second paragraph on page 12 regarding future revenues denominated in currencies other than the US dollar. Please clarify this statement in light of the denomination of your past and current revenues, and reasonably expected future revenues.

41. We note your response to comment 27 of our letter dated September 3, 2010. Please revise your discussion under Regulation on the Sale of Wine on page 17 to address all material laws and regulations, rather than just the "two most critical pieces of legislation."

Competition, page 18
Ginseng, page 18

42. We note your disclosure in this section regarding your competition with other ginseng producers. It is unclear how you compete with such producers given your disclosure of your significant shift away from selling dried or fresh ginseng. Please revise or advise. In addition, as previously requested in comment 28 from our letter dated September 3, 2010, please provide the basis for management's belief that it is ranked in the middle of the competitors. Also, provide the basis for your statement that the shift in business will not impact your ranking. Your competitive position in the ginseng market has already changed dramatically due to your storing the ginseng for your proposed business, as opposed to selling in the ginseng market. Lastly, there is no guarantee that you will be able to generate the revenues with the ginseng drink business that you did with the ginseng business. Please revise the disclosure accordingly.

Management's Discussion and Analysis, page 20

43. We reissue comment 31 of our letter dated September 3, 2010. We believe your MD&A section could benefit from an expanded "Overview" section that offer investors an introductory understanding of China Ginseng Holdings. A good introduction, accordingly, might include insight into material challenges, risks and material trends and uncertainties. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

44. Given the planned shift in focus of your business away from the ginseng business and into the ginseng beverage business, and then the wine business, provide clear disclosure about the impact this shift is likely to have upon your financial statements. Provide clear disclosure that the past financial results are not indicative of future performance given the shift in your business.

45. It is unclear why you deleted your previous discussion of liquidity and capital resources. Please revise your MD&A to include a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

46. In this regard, please discuss the impact of the debt assumed in the Tonghua acquisition on your liquidity and capital resources.

47. We reviewed your response to our prior comment 33. In order to provide an investor with a better understanding of your crops, please revise to include the verbiage of your response in your registration statement.

48. We note your response to comment 34 of our letter dated September 3, 2010 and reissue that comment. Please provide a more detailed discussion of your results of operations and the reasons for the changes in the results of operations. For instance, please explain the reason(s) for the decrease in orders you received for ginseng. When reasonably practicable, quantify the amount of the change in each line item due to the factor(s) listed. In this regard, we note several instances where two or more factors have been discussed, but the impact of each factor has not been quantified. To the extent your shift in business focus to your proposed businesses has impacted your results of operations, please provide disclosure.

49. We reviewed your response to our prior comment 43, noting you removed your liquidity discussion from your current amendment. Please revise to include a liquidity and capital resources discussion that not only includes the verbiage in your response, but addresses how you plan to fund your operations for the next 12 months. Please ensure this discussion includes the ramifications to your operations if any of your planned activities (e.g. fundraising) do not come to fruition and how you plan to cure the default on your building purchase agreement as disclosed on page 27.

Results of Operations, page 23

50. Please revise your disclosure throughout this section to clarify if the ginseng purchased from farmers who grow such product on land leased from you is included in purchased ginseng or produced ginseng.

Revenue, page 23

51. We note that you attribute most of the fluctuations in the components of revenue to a general decrease in demand. See, for example, the third, fourth and fifth paragraphs of page 24 and elsewhere. It appears that several of these components would have been materially impacted from your reduced harvesting of ginseng starting in 2008. Please revise or advise.

52. Please clarify in the last paragraph of page 24 how the prices mentioned were in the "normal range" despite the demand fluctuations described earlier in this section and the purported increase in "quality" of the ginseng. In this regard, also quantify the incremental impact of the decrease in demand and the increase in quality on the price of your ginseng.

Commitments and Contingencies, page 31

53. We read your response to our prior comment 41 and note you have filed the loan agreement as Exhibit 10.15. Please revise your disclosure here to clarify the nature and amount of collateral supporting this loan.

Item 6. Executive Compensation, page 37

54. Please reconcile the salary listed for Liu Changzhen in the summary compensation table and in your response to comment 50 of our letter dated September 3, 2010, with that in the narrative disclosure on page 39.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Director Independence, page 40

55. We reissue comment 52 of our letter dated September 3, 2010. We are unable to locate the revised disclosure that your response indicates was provided. We note the disclosure regarding the related party loans and receivables. Please provide the complete disclosure required by Item 404(a)(5) of Regulation S-K.

56. We reissue comment 53 of our letter dated September 3, 2010. We are unable to locate the revised disclosure that your response indicates was provided. Please identify the individuals in the first paragraph of this section from whom you obtained loans, provide the disclosure on an individual basis, and indicate the nature of the relationship with the company.

57. Please provide the disclosure required by Item 404 of Regulation S-K for the period required. We direct your attention to Instruction 1 to Item 404.

Consolidated Financial Statements for the Years Ended June 30, 2010 and 2009
Notes to Consolidated Financial Statements
Note A – Restatements, page F-7

58. We note that you have restated your financial statements for the nine month periods ended March 31, 2010 and 2009 and for the years ended June 30, 2009 and 2008. Please revise to provide more thorough disclosure of each item that caused such restatement to

enable an investor to understand the basis of such restatement. Refer to FASB ASC 250-10-50.

59. In connection with the comment above, please file an Item 4.02 Form 8-K to disclose the non-reliance on your previously issued financial statements or tell us why such filing is not required.

Note F – Ginseng Crops, page F-16

60. We reviewed your response to our prior comment 67. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure to address the following regarding your ginseng crops:

- Disclose how you manage your ginseng growth cycle to secure yearly harvests of ginseng,
- Disclose the effect of your growth cycle on your inventory classification (current vs. long term),
- Clarify how the government grant period affects your harvest plan.

Note G – Agreements with Farmers, page F-17

61. We reviewed your response to our prior comment 42. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please tell us how you account for each component of your arrangements with farmers. Clarify when you record rental income/receivables and expenses/payables for the management fee (e.g. monthly). Ensure you include specific references to underlying authoritative literature in your response, including how you considered FASB ASC 840 with regard to the receivable you record for the land lease.

Other Exchange Act Reports

62. Please revise your other Exchange Act filings (e.g. Form 10-Q) to conform to any changes made as a result of our comments above, as necessary. Specifically, note our comments related to your liquidity position, financial statements and MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc:　　Michael T. Williams, Esq.
　　　　Fax: (813) 832-5284

　　　　Melissa Chen
　　　　Fax: (718) 707-3112